Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 12 DATED DECEMBER 29, 2006

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 6 dated October 6, 2006, supplement no. 7 dated November 16, 2006, supplement no. 8 dated November 30, 2006, supplement no. 9 dated December 11, 2006, supplement no. 10 dated December 12, 2006, and supplement no. 11 dated December 27, 2006. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose the execution of an agreement to acquire three office buildings comprising approximately 248,832 rentable square feet in Cary, North Carolina.

Agreement to Purchase Crescent Green Buildings

We have entered into an agreement to acquire three office buildings comprising approximately 248,832 rentable square feet (the “Crescent Green Buildings”). On December 19, 2006, our advisor, KBS Capital Advisors LLC, entered into a purchase and sale agreement with Crescent 1100, LLC, Crescent 1200, LLC and Crescent 1300, LLC to purchase the Crescent Green Buildings. On December 21, 2006, the advisor assigned this purchase and sale agreement to us for no consideration. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions. The sellers are not affiliated with us or our advisor.

The purchase price of the Crescent Green Buildings is approximately $48,140,000 plus closing costs. We would fund the purchase of the Crescent Green Buildings with proceeds from a loan from an unaffiliated lender and with proceeds from this offering. We are currently negotiating the terms of the loan.

The Crescent Green Buildings are located on an approximate 24.43-acre parcel of land at 1100 Crescent Green, 1200 Crescent Green and 1300 Crescent Green in Cary, North Carolina. The Crescent Green Buildings were completed in 1996, 1997 and 1998 and are currently 99% leased by fifteen tenants, including Affiliated Computer Services (approximately 62.7%). Affiliated Computer Services is a premier provider of diversified business process outsourcing and information technology outsourcing solutions to commercial and government clients worldwide. Affiliated Computer Services also provides a variety of systems integration and technology outsourcing services, including data center operations, network management, and technical support and training services.

The current aggregate annual base rent for the tenants of the Crescent Green Buildings is approximately $3.8 million. As of December 2006, the current weighted-average remaining lease term for the current tenants of the Crescent Green Buildings is approximately 6 years.

There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $1,000,000 of earnest money.

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